SEC 20008508

Securities and Exchange Commission
Trading and Markets
1 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2020
Washington DC
413

SEC FILE NUMBER
8-66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & M Corporate Finance, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Towne Square, Suite 425
(No. and Street)

Southfield	MI	48076-3769
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Trotta 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name – *if individual, state last, first, middle name*)

2699 South Bayshore Drive	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew G. Jamison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P & M Corporate Finance, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIENNE JANE MCCRACKEN
Notary Public - State of Michigan
Oakland County
My Commission Expires Jan 10, 2022
Acting in the County of Oakland

Signature

Managing Director
Title

Vivienne Jane McCracken
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition

P & M Corporate Finance, LLC

December 31, 2019

P & M CORPORATE FINANCE, LLC

DECEMBER 31, 2019

TABLE OF CONTENTS

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of P&M Corporate Finance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P&M Corporate Finance, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P&M Corporate Finance, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, P&M Corporate Finance, LLC has changed its method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, Leases.

Basis for Opinion

This financial statement is the responsibility of P&M Corporate Finance, LLC's management. Our responsibility is to express an opinion on P&M Corporate Finance, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P&M Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as P&M Corporate Finance, LLC's auditor since 2016.

Miami, Florida
February 24, 2020

PRAXITY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,831,140
RESTRICTED CASH	3,341
ACCOUNTS RECEIVABLE	75,242
DEFERRED CONTRACT COSTS	499,353
PROPERTY AND EQUIPMENT- NET	147,645
OTHER ASSETS	192,957
RIGHT OF USE ASSETS	1,037,581
DUE FROM RELATED PARTIES	124
TOTAL ASSETS	$ 4,787,383

LIABILITIES

ACCRUED PAYROLL AND OTHER LIABILITIES	$ 938,774
DEFERRED REVENUE	499,353
LEASE LIABILITIES	1,138,576
DUE TO RELATED PARTY	307
TOTAL LIABILITIES	2,577,010

MEMBERS' EQUITY

MEMBERS' EQUITY	2,210,373
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,787,383

The accompanying notes are an integral part of this financial statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-six states and two territories, including Michigan, Colorado, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Change in Accounting Principle

Effective January 1, 2019, PMCF adopted Accounting Standards Update ("ASU") 2016-02, *Leases*, which superseded the lease requirements in ASC 840. The ASU required PMCF to recognize a right of use asset and related lease liability for their operating leases, with a limited exception for short-term leases. The Company applied the new lease guidance using a modified retrospective transition method as of January 1, 2019. The adoption of ASU 2016-02 resulted in the recognition at January 1, 2019 of lease liabilities of $845,620 and corresponding right of use assets of $739,825 based on the present value of the minimum lease payments. The right of use assets are recorded net of previously recognized deferred rent liabilities of $105,795 which were eliminated. The resulting adoption of ASU 2016-02 had no effect on the Company's financial position as of January 1, 2019. Refer to the Leases significant accounting policy and Note 9 for additional information.

Revenue Recognition

The Company is involved in various investment banking activities that fall into two broad categories for revenue recognition purposes. These activities are Contingent Fee Investment Banking Services and Consulting Fee Based Services.

For Contingent Fee Investment Banking Services, the Company has a single performance obligation upon its agreement with the client to render investment banking services with the goal of assisting the client in consummating a sale, acquisition, or financing transaction. Because the Company does not transfer control of this service over time and does not meet the criteria to recognize revenue over time, revenue is recognized at a point in time, which is the date the transaction closes or when the engagement is terminated or is not consummated.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For Consulting Fee Based Services, the Company has a single performance obligation to the client to provide a unique deliverable. The criterion for over time revenue recognition are not met because should the engagement be terminated, another service provider would need to reperform the work the Company has completed. Therefore, revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

The Company has $3,341 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

Concentration of Credit Risk

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

Four customers comprised 100% of the accounts receivable balance at December 31, 2019.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. Management considers all accounts receivable collectible and, therefore, an allowance for doubtful accounts has not been recorded at December 31, 2019.

Deferred Contract Costs and Deferred Revenue

Deferred contract costs relate to capitalized labor and other costs to fulfill contracts under in-process engagements with customers. These costs include amounts that fulfill the Company's expected obligations under a client contract, and do not include any amounts incurred to obtain the contract. Costs have been deferred only to the extent of nonrefundable contract retainers and expense reimbursements, which are reported as deferred revenue, since recovery in excess of these amounts would be contingent upon the transaction closing.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

Leases

The Company's leases for office space are classified as operating leases. A lease liability and corresponding right of use (ROU) asset are recognized based on the present value of the minimum lease payments. Lease cost for lease payments is recorded on a straight-line basis over the lease term. The Company also has short-term leases with related parties that have lease terms of 12 months or less and do not include automatic renewal options. ROU assets and lease liabilities are not recognized for these leases and lease cost is recognized on a straight-line basis over the lease term. Refer to Notes 6 and 9 for additional information.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2017, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2020, which is the date the financial statements were issued. There are no events that occurred subsequent to the balance sheet date and through this date that required adjustment to, or disclosure in, these financial statements.

3. REVENUE RECOGNTION

Contingent Fee Investment Banking Services consists of investment banking services with the goal of assisting the client in consummating a transaction. The transaction fee for Contingent Investment Banking Services generally consists of nonrefundable retainers, a contingent transaction fee, and expense reimbursements. The nonrefundable retainers and expense reimbursements are collected at the beginning and throughout the contract term, whereas, the contingent transaction fee is collected only upon the close of a transaction. Contract costs, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses, are deferred to the extent of nonrefundable retainers and expense reimbursements, which are reported as deferred revenue.

NOTES TO THE FINANCIAL STATEMENT

3. REVENUE RECOGNTION (Continued)

Because there is a single performance obligation, all revenue, including the nonrefundable retainers, transaction fee and expense reimbursements are recognized as revenue at the date the transaction closes. Should the engagement be terminated, or should a transaction not be consummated, the nonrefundable retainers and expense reimbursements are recognized as revenue at the termination of the Company's services. Deferred contract costs are amortized when the transaction closes or the engagement is terminated. Given the inherent uncertainty in evaluating whether Contingent Investment Banking Service transactions will close and the related fees that will be generated, it is not possible to estimate the amount of transaction fees that will be earned in 2020 for in-process contracts at December 31, 2019.

Consulting Fee Based Services consist of an agreement with the client to provide a unique deliverable. The consulting fee consists of a single fixed fee and the reimbursement of out-of-pocket expenses. Invoices are sent to customers periodically during the course of the contract, including expense reimbursements. Revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable. No allocation of the consulting fee is necessary because there is only a single performance obligation. The Company had no Consulting Fee Based Service engagements in progress as of December 31, 2019.

The amounts of accounts receivable, deferred contract costs and deferred revenue as of January 1, 2019 and December 31, 2019 are as follows:

	January 1, 2019	December 31, 2019
Accounts Receivable	$ 118,867	$ 75,242
Deferred Contract Costs	538,101	499,353
Deferred Revenue	538,101	499,353

The decrease in the deferred contract costs and deferred revenue during 2019 is due to the decrease in the number of in-process contracts at December 31, 2019 when compared with January 1, 2019.

NOTES TO THE FINANCIAL STATEMENT

4. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	Amount	Depreciable Life- Years
Leasehold improvements	$ 122,160	5
Furniture and fixtures	170,897	5-7
Computer equipment	39,061	5
Total cost	332,118	
Accumulated depreciation	184,473	
Net Fixed Assets	$ 147,645	

5. MEMBERS' EQUITY

The authorized units of capital total 100,600, with 100,000 units designated Class A units and 600 units designated as Class B units all of which are issued and outstanding. The Class A units have full voting and distribution rights, whereas the Class B units are non-voting and do not share in distributions of the Company. The Class B units have a preference in the event of a liquidation of the Company. In the event of liquidation, the holder of the Class B units will be entitled to a distribution equal to $1,000 per Class B unit plus interest prior to any liquidating distribution to the Class A unit holders.

6. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG), the former majority member of the Company and current minority member, whereby PM, PLLC provides general business management, administrative functions, financial management, and support services. In addition, certain staff-related expenses and other expenses were paid by PM, PLLC on the Company's behalf. The expenses are reimbursed by the Company on a monthly basis. Provisions of the Agreement relating to non-facility services remained in effect through December 31, 2019 and are being carried forward on a month-to-month basis with a modest increase of 3 percent. The Agreement is expected to be renewed through December 31, 2020.

Effective January 1, 2019, the Company entered into an intercompany lease agreement with PM, PLLC, which covers the use of facilities at one of the Company's locations. This is a short-term lease agreement that does not include automatic or other renewal options. PM, PLLC charges the Company a facility allocation based on its pro-rata share of the costs.

NOTES TO THE FINANCIAL STATEMENT

6. RELATED PARTY TRANSACTIONS (Continued)

The Company also has an Overhead Agreement to provide various consulting and accounting support services to Riverside Advisors, LLC (Riverside), an entity affiliated by common ownership. The Company charges Riverside a monthly fee for these administrative services. Effective January 1, 2019, the Company entered into an intercompany lease agreement with Riverside for the space that the Company provides in one of its offices. This is a short-term lease agreement that does not include automatic or other renewal options. The Company charges Riverside a facility allocation based on its pro-rata share of the costs. The services and charges to Riverside will be revisited annually.

7. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $1,291,377, which was $1,222,039 in excess of its required net capital of $69,338.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2019, the ratio was .81 to 1.

8. RETIREMENT PLANS

The Company provides 401(k) and profit sharing plans for substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 3% of the participant's total compensation.

The Company's profit sharing plan provides for discretionary contributions ranging from 3% to 9% of an employee's compensation, as defined.

NOTES TO THE FINANCIAL STATEMENT

9. OPERATING LEASES

The Company has obligations as a lessee for office space with initial terms in excess of one year. The company classified these leases as operating leases. These leases generally contain renewal options for a period of five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

In February 2014, the Company entered into an agreement to lease space for one of its offices. The initial lease term was for five years and five months with the option for a five-year extension. The initial term of the lease began in July 2014 after various improvements to the existing space. The lease provides for monthly rent plus the Company's share of property, utilities, and maintenance costs. In April 2019, the Company renewed the lease agreement that was set to expire November 30, 2019. The lease term was extended by five years with the right to extend the lease by an additional five years. The new term of the lease began in December 2019.

In April 2019, The Company also entered into an agreement to expand their premises in the aforementioned office space. The initial term of the lease for the expansion space began in September 2019 after various improvements were made to the space. The lease provides for monthly rent plus the Company's share of property, utilities, and maintenance costs.

In March 2017, the Company entered into an agreement to lease space for another of its offices. The lease term is for seven years and seven months with the option for one five-year extension. The initial term of the lease began in August 2017 after various improvements were made to the existing space. The lease provides for monthly rent plus the Company's share of property taxes, utilities, and maintenance costs.

Supplemental Cash Flow Information:	
Cash paid for amounts included in the measurement of lease liabilities -	
Operating cash flows from operating leases	$ 214,700
Right of use assets obtained in exchange for lease obligations -	
Operating leases	$ 461,700

Additional Information:	
Weighted average remaining lease term	5 years
Weighted average discount rate	5.5%

NOTES TO THE FINANCIAL STATEMENT

9. OPERATING LEASES (Continued)

Approximate future minimum annual commitments under these operating leases are as follows:

Year Ending December 31,		
2020	$	242,409
2021		250,502
2022		258,720
2023		267,071
2024		265,835
Thereafter		27,542
Total minumum future payments required	$	1,312,079

10. BUSINESS COMBINATION

On October 1, 2018, the Company entered into an Asset Purchase Agreement (APA) with EKS&H Capital Advisors (EKSH CA), EKS&H TBA Investments, LLC (TBA Investments) and EKS&H Management, LLP (Management), through which PMCF acquired the investment banking activities of EKSH CA in Denver, Colorado. TBA Investments and Management became affiliates of P&M Holding Group, LLP at the time of this acquisition. Concurrent with the APA, PMCF entered into a Profit Sharing and Reimbursement Agreement (PSRA) with TBA Investments and Management that provides the terms under which any profits are shared or losses reimbursed by the parties during the term of the PSRA. This transaction was treated as a business combination accounted for using the acquisition method. There was no cash or other non-contingent consideration transferred to the sellers under the APA. Assets acquired consisted primarily of customer contracts and relationships, which were not significant, and no liabilities were assumed. Transaction costs were not significant and have been expensed as incurred.

Under the PSRA, PMCF is obligated to make a profit sharing payment to TBA Investments for the first $400,000 of profit should the Denver Revenues exceed the Denver Expenses (as those terms are defined in the PSRA) over the Term of the agreement. Conversely, should the Denver Expenses exceed the Denver Revenues, TBA Investments and Management are obligated to reimburse those losses to PMCF. The Term of the PSRA was set to expire on September 30, 2019, or earlier if the agreement was terminated by TBA Investments. The fair value of the contingent consideration obligation at the acquisition date was not deemed significant. At closing, TBA Investments also transferred approximately $581,000 to PMCF to cover estimated expenses for a portion of the Term of the agreement, which was included in Accrued Payroll and Other liabilities at December 31, 2018.

NOTES TO THE FINANCIAL STATEMENT

10. BUSINESS COMBINATION (Continued)

Upon termination of the PSRA on September 30, 2019, Denver Revenues exceeded Denver Expenses and a payment was made by the Company to TBA Investments to fulfill the terms of the PSRA. The payment represents contingent consideration to the sellers and remeasurement of the contingent consideration obligation in 2019. In addition, the full amount of the advance to cover expenses, approximately $581,000, was repaid to TBA Investments.